SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE 1021st BOARD OF DIRECTORS’ MEETING

On September 24, 2024, at 2:00 p.m., the undersigned members of the Company’s Board of Directors listed below met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an ordinary basis, according to the main section and paragraph 5 of Article 15 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the City and State of São Paulo, to resolve on the agenda below. The absence of the Board member Antonio Julio Castiglioni Neto was justified. The remote participation of Board members Anderson Marcio de Oliveira and Karolina Fonsêca Lima was recorded, as well as the attendance of the Sustainability and Corporate Governance Superintendent, Virgínia Tavares Ribeiro.

(...)

The floor was offered to the Coordinator of the Eligibility and Compensation Committee, Ana Sílvia Corso Matte, who presented the points addressed in the Eligibility and Compensation Committee and recommended the approval of the appointment of Mr. Carlos Augusto Leone Piani to hold the position of CEO of Sabesp. Subsequently, the attending Board members approved the election of Mr. CARLOS AUGUSTO LEONE PIANI, Brazilian, married, Business Administrator, identification document (RG) number 09.578.876-6 – IFP/RJ, individual taxpayer’s ID (CPF) number 025.323.737-84, domiciled at Rua Costa Carvalho, 300, São Paulo/SP, CEP 05429-000, as the CEO of the Company for a term of office of 2 (two) years, who will be invested in office on October 01, replacing Mr. Andre Gustavo Salcedo Teixeira Mendes, who presented his resignation letter today, and whose effects are subject to the investiture of the new CEO. The Chair of the Board of Directors, Karla Bertocco, on behalf of the Board of Directors, thanked and acknowledged the CEO, Andre Salcedo, for all the accomplishments while in office. Mr. Andre Salcedo thanked the acknowledgments and recalled the main challenges and achievements of Sabesp’s management process during the privatization process.

(...)

Minutes signed by the attending Board of Directors members, namely Karla Bertocco Trindade, Ana Silvia Corso Matte, Anderson Marcio de Oliveira, Andre Gustavo Salcedo Teixeira Mendes, Aurélio Fiorindo Filho, Eduardo França de La Peña, Eduardo Person Pardini, Gustavo Rocha Gattass, Karolina Fonsêca Lima, and Nerylson Lima da Silva.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, October 02, 2024.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 10, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.